SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In April 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			4,797,646		0.0305	0.0305

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	05	124,046	0.00	0.00
			Total Conversion ADRs (Out)		124,046		0.00
Shares	Common	Direct with the Company	Exerc Options	02	64,300	0.71284	45,835.61
Shares	Common	Direct with the Company	Exerc Options	03	19,415	17.19800	333,899.17
Shares	Common	Direct with the Company	Exerc Options	04	23,300	17.19800	400,713.40
Shares	Common	Direct with the Company	Exerc Options	09	46,975	0.71284	33,485.66
Shares	Common	Direct with the Company	Exerc Options	10	64,200	0.71284	45,764.33
Shares	Common	Direct with the Company	Exerc Options	10	48,540	17.19800	834,790.92
Shares	Common	Direct with the Company	Exerc Options	11	75,325	9.35960	705,011.87
Shares	Common	Direct with the Company	Exerc Options	11	116,790	11.97200	1,398,209.88
Shares	Common	Direct with the Company	Exerc Options	11	89,320	17.19800	1,536,125.36
Shares	Common	Direct with the Company	Exerc Options	17	68,725	0.71284	48,989.93
Shares	Common	Direct with the Company	Exerc Options	18	68,900	5.36760	369,827.64
Shares	Common	Direct with the Company	Exerc Options	19	25,150	2.74096	68,935.14
Shares	Common	Direct with the Company	Exerc Options	19	65,425	5.36760	351,175.23
Shares	Common	Direct with the Company	Exerc Options	19	46,265	8.72400	403,615.86
Shares	Common	Direct with the Company	Exerc Options	19	47,910	11.71000	561,026.10
Shares	Common	Direct with the Company	Exerc Options	19	25,385	11.97200	303,909.22
Shares	Common	Direct with the Company	Exerc Options	19	19,415	17.19800	333,899.17
Shares	Common	Direct with the Company	Exerc Options	20	160,325	0.71284	114,286.07
Shares	Common	Direct with the Company	Exerc Options	20	113,600	0.91648	104,112.13

			Total Sell		1,189,265		7,993,612.69

Shares	Common	Direct with the Company	Plan of Shares Acquisition	03	13,798	24.20	333,911.60
Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	28,112	24.19	680,029.28
Shares	Common	Direct with the Company	Plan of Shares Acquisition	06	4,495	23.25	104,508.75
Shares	Common	Direct with the Company	Plan of Shares Acquisition	09	1,543	23.29	35,936.47
Shares	Common	Direct with the Company	Plan of Shares Acquisition	10	35,076	23.80	834,808.80
Shares	Common	Direct with the Company	Plan of Shares Acquisition	18	17,908	23.35	418,151.80
Shares	Common	Direct with the Company	Plan of Shares Acquisition	19	52,958	23.50	1,244,513.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	20	113,990	23.43	2,670,785.70
			Total Buy		267,880		6,322,645.40

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			3,752,215		0.0239	0.0239

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In April 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	05	124,046	0.00	0.00
			Total Conversion ADRs (In)		124,046		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	05	82,829	7.16	593,054.19
			Total Buy		82,829		593,054.19

ADR (*)	Common	Direct with the Company	Exerc Options	05	20,350	1.6760	34,106.60
ADR (*)	Common	Direct with the Company	Exerc Options	05	78,550	2.8628	224,872.94
ADR (*)	Common	Direct with the Company	Exerc Options	05	107,975	3.0940	334,074.65
			Total Sell		206,875		593,054.19

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer